SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

SONENDO, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

835431 107

(CUSIP Number)

Martin P. Sutter

EW Healthcare Partners Fund 2, L.P.

EW Healthcare Partners Fund 2-A, L.P.

21 Waterway Avenue, Suite 225

The Woodlands, Texas 77380

(281) 364-1555

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2021

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 835431 107	Page 2 of 13 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON EW Healthcare Partners Fund 2, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 810,236
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 810,236
	8	SHARED DISPOSITIVE POWER -0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 810,236
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.08%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 835431 107	Page 3 of 13 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON EW Healthcare Partners Fund 2-A, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,182,290
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 1,182,290
	8	SHARED DISPOSITIVE POWER -0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,182,290
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.49%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 835431 107	Page 4 of 13 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON EW Healthcare Partners Fund 2 GP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,992,526
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 1,992,526
	8	SHARED DISPOSITIVE POWER -0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,992,526
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.57%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 835431 107	Page 5 of 13 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON EW Healthcare Partners Fund 2-UGP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,992,526
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 1,992,526
	8	SHARED DISPOSITIVE POWER -0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,992,526
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.57%
12	TYPE OF REPORTING PERSON CO

CUSIP No. 835431 107	Page 6 of 13 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Martin P. Sutter
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 1,992,526
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 1,992,526

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,992,526
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.57%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 835431 107	Page 7 of 13 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Petri Vainio
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 1,992,526
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 1,992,526

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,992,526
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.57%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 835431 107	Page 8 of 13 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Ron Eastman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 1,992,526
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 1,992,526

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,992,526
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.57%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 835431 107	Page 9 of 13 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON R. Scott Barry
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 1,992,526
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 1,992,526

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,992,526
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.57%
12	TYPE OF REPORTING PERSON IN

ORIGINAL REPORT ON SCHEDULE 13G

Item 1.

(a)     Name of Issuer: SONENDO, INC.

(b)    Address of Issuer’s Principal Executive Offices:

260061 Merit Circle, Suite 102

Laguna Hills, CA 92653

Item 2.

(a)    Name of Person Filing:    This Schedule 13G is being filed jointly by EW Healthcare Partners Fund 2, L.P., a Delaware limited partnership (“EWHP2”), EW Healthcare Partners Fund 2-A, L.P., a Delaware limited partnership (“EWHP2A”, and together with EWHP2, the “Funds”), EW Healthcare Partners Fund 2 GP, L.P., a Delaware limited partnership, the general partner of the Funds (the “EWHP2 GP”), EW Healthcare Partners Fund 2-UGP, LLC, a Delaware limited liability company, the general partner of EWHP2 GP (the “General Partner”), Martin P. Sutter, an individual, Petri Vainio, an individual, Ron Eastman, an individual, and R. Scott Barry, an individual, (each a “Manager”, collectively, the “Managers”, and together with the Funds, EWHP2 GP and the General Partner, the “Reporting Persons”).

(b)    Address of Principal Business Office: The address of the principal business of each of the Reporting Persons is 21 Waterway, Suite 225, The Woodlands, Texas 77380.

(c)    Citizenship: (i) EWHP2, EWHP2A and EWHP2 GP are each Delaware limited partnerships; (ii) the General Partner is a Delaware limited liability company; and (iii) each of Martin P. Sutter, Petri Vainio, Ron Eastman and R. Scott Barry are all individuals who are citizens of the United States.

(d)    Title and Class of Securities: Common Stock, par value $.001 per share

(e)    CUSIP Number: 835431 107

Item 3. If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)    ☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)    ☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)    ☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)    ☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a 8).

(e)    ☐ An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);

(f)    ☐ An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);

(g)    ☐ A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);

(h)    ☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)     ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a 3);

(j)    ☐ Group, in accordance with 240.13d-1(b)(1)(ii)(J).

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)    Amount Beneficially Owned.

For EWHP2, 810,236 shares.

For EWHP2-A, 1,182,298 shares.

For each of EWHP2 GP and the General Partner, 1,992,526 shares.

For each of the Managers: 1,992,526 shares.

(b)    Percent of Class.

For EWHP2, 3.08%.

For EWHP2-A, 4.49%.

For each of EWHP2 GP and the General Partner, 7.57%.

For each of the Managers: 7.57%.

(c)    Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

For EWHP2, 810,236 shares.

For EWHP2-A, 1,182,290 shares.

For each of EWHP2 GP and the General Partner, 1,992,526 shares.

For each of the Managers: 0 shares.

(ii) Shared power to vote or to direct the vote:

For EWHP2, 0 shares.

For EWHP2-A, 0 shares.

For each of EWHP2 GP and the General Partner, 0 shares.

For each of the Managers: 1,992,526 shares.

(iii) Sole power to dispose or to direct the disposition of:

For EWHP2, 810,236 shares.

For EWHP2-A, 1,182,290 shares.

For each of EWHP2 GP and the General Partner, 1,992,526 shares.

For each of the Managers: 0 shares.

(iv) Shared power to dispose or to direct the disposition of:

For EWHP2, 0 shares.

For EWHP2-A, 0 shares.

For each of EWHP2 GP and the General Partner, 0 shares.

For each of the Managers: 1,992,526 shares.

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6. Ownership of More than Five Percent on Behalf of Another Person

N/A

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company

N/A

Item 8. Identification and Classification of Members of the Group

N/A

Item 9. Notice of Dissolution of Group

N/A

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having the purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: January 26, 2022

EW HEALTHCARE PARTNERS FUND 2, L.P.

By:	EW Healthcare Partners Fund 2 GP, L.P., Its General Partner

By:	EW Healthcare Partners Fund 2-UGP, LLC, Its General Partner

By:	/s/ Martin P. Sutter
	Name:	Martin P. Sutter
	Title:	Managing Director

EW HEALTHCARE PARTNERS FUND 2-A, L.P.

By:	EW Healthcare Partners Fund 2 GP, L.P., Its General Partner

By:	EW Healthcare Partners Fund 2-UGP, LLC, Its General Partner

By:	/s/ Martin P. Sutter
	Name:	Martin P. Sutter
	Title:	Managing Director

EW HEALTHCARE PARTNERS FUND 2 GP, L.P.

By:	EW Healthcare Partners Fund 2-UGP, LLC, Its General Partner

By:	/s/ Martin P. Sutter
	Name:	Martin P. Sutter
	Title:	Managing Director

EW HEALTHCARE PARTNERS FUND 2-UGP, LLC

By:	/s/ Martin P. Sutter
	Name:	Martin P. Sutter
	Title:	Managing Director

INDIVIDUALS:

/s/ Martin P. Sutter
Name:	Martin P. Sutter

/s/ R. Scott Barry
Name:	R. Scott Barry

/s/ Ronald Eastman
Name:	Ronald Eastman

/s/ Petri Vainio
Name:	Petri Vainio